UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                          UNIVERAL MONEY CENTERS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    913756102
                                 (CUSIP Number)

                                 DAVID S. BONSAL
                          UNIVERSAL MONEY CENTERS, INC.
                                6800 SQUIBB ROAD
                              MISSION, KANSAS 66202
                                 (913) 831-2055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) and 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 913756102

1        Name of Reporting Person
         IRS Identification Nos. of Above Person (entities only)

         DAVID S. BONSAL

2.       Check the appropriate Box if a Member of a Group           (a) / /
                                                                    (b) / /

3.       SEC Use Only

4.       Source of Funds
         PF

5.       Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                 / /

6.       Citizenship or Place of Organization
         UNITED STATES

                              7.   Sole Voting Power
                                   2,274,341
NUMBER OF SHARES              8.   Shared Voting Power
BENEFICIALLY OWNED                 -0-
BY EACH REPORTING             9.   Sole Dispositive Power
PERSON WITH                        2,274,341
                              10.  Shared Dispositive Power
                                   -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,274,341

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                             / /

13.      Percent of Class Represented by Amount in Row (11)
         56.05%

14.      Type of Reporting Person
         IN

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 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         As of September 25, 2000, Mr. David S. Bonsal ("Mr. Bonsal") purchased 1,653,413 shares (the "Shares") of the common stock $.01 par value per share of Universal Money Centers, Inc. (the "Issuer") from the Issuer pursuant to a rights offering conducted by the Issuer between August 11, 2000 and September 25, 2000 (the "Rights Offering"). Mr. Bonsal paid the Issuer $0.40 per share, resulting in an aggregate purchase price of $661,362.20 for the Shares. Mr. Bonsal used personal funds due to him from Universal Fundings Corporation, a corporation of which Mr. Bonsal owns fifty percent (50%) of the issued and outstanding shares of capital stock, to purchase the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Mr. Bonsal purchased the Shares described in Item 3 for investment purposes. Depending on market conditions and other factors that Mr. Bonsal may deem material to his investment decision, Mr. Bonsal may purchase additional Shares or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. While Mr. Bonsal retains all options for potential future actions, his present expectations is to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate development of the Issuer.

         Except as set forth in this Item 4, Mr. Bonsal does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Mr. Bonsal reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as Mr. Bonsal may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) After giving effect to the 20 to 1 reverse stock split which became effective on July 7, 2000 and the close of the Issuer's rights offering on September 25, 2000, Mr. Bonsal beneficially owns 2,274,341 shares of the common stock of the Issuer which he believes to be 56.05% of the entire class of issued and outstanding shares of the Issuer.

         (b) Mr. Bonsal has sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of the 2,274,341 shares owned by him.

         (c) On August 4, 2000, Mr. Bonsal gave 280 shares of the common stock of the Issuer to certain of the Issuer's employees, a family member and two friends in order that such persons could participate in the Rights Offering.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

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                                                                    Schedule 13D
                                                                 Amendment No. 1
                                                                October 10, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 10, 2000                             /s/ David S. Bonsal
                                            -----------------------------------
                                            David S. Bonsal

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